

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 28, 2020

Michael Jansen
Chief Executive Officer
Cityzenith Holdings, Inc.
2506 North Clark St. #235
Chicago IL, 60614

> **Re: Cityzenith Holdings, Inc.**
> **Amendment No. 1 to Offering Statement on Form 1-A**
> **Filed April 14, 2020, 2020**
> **File No. 024-11170**

Dear Mr. Jansen:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 30, 2020 letter.

Amendment No. 1 to Form 1-A

Cover Page

1. It appears that StartEngine Primary, LLC and its affiliate StartEngine Crowdfunding, Inc. may be acting as underwriters. If so, please identify them as such or explain why they are not underwriters.

2. Please clarify the total number of shares of common stock you are offering. In this regard, the top of the cover page discloses up to 10 million shares of common stock, but the offering table on the cover page discloses a maximum number of 20,100,000 shares being offered that includes 100,000 shares eligible to be issued to StartEngine OWNers and up to 2,609,696 shares issued as bonus shares based upon investment level.

Summary, page 2

3.   We note your response to prior comment 6 and your updated disclosure that you are targeting $101 million in revenue and 4% market penetration by 2024. While the use of projections is permitted, there must be a reasonable basis for them. Please revise to disclose the material assumptions underlying the projections and provide details about the bases for the projections. Specifically, explain how "historical revenue and projected market acceptance of our products to date" support such projections when your revenue decreased from $182,632 in 2018 to $152,018 in 2019.

Risk Factors, page 6

4.   To the extent material, please provide risk factor disclosure regarding the COVID-19 pandemic and the reasonably know effect it may have on your business.

Risks Related to the Offering, page 13

5.   We note your response to prior comment 8 and that your the officers, directors, and principal stockholders will hold 29.93% of the voting stock on a non-diluted basis. Please revise to explain how holders of 29.93% of the voting stock will be able to elect a majority of the board of directors and have continuing control of the company.

Issuances of Equity, Convertible Notes, Warrants and SAFEs, page 31

6.   Please supplement the disclosure you provided in response to prior comment 12 to disclose the maturity dates of your outstanding convertible notes.

Related Party Transactions, page 43

7.   We note your disclosure on page 31 that the company has issued one or more promissory notes to affiliates of the company. Please revise to identify the related party and to provide the nature of the relationship to the issuer or tell us why it is not required. Refer to Item 13(a) of Part II of Form 1-A.

Plan of Distribution and Selling Securityholders
Perks, page 50

8.   You disclose that up to 100,000 shares may be issued as bonus shares to StartEngine OWNers who have "invested $1,000+ in StartEngine's OWN raise." The amount of bonus shares will be equal to 10% of the number of Cityzenith shares the StartEngine OWNers purchase in the Cityzenith offering up to an aggregate maximum of 100,000 shares. Clarify whether there is a record date on which StartEngine OWNers are deemed eligible to participate in the bonus program. Disclose: (i) whether the bonus shares will be paid for by Cityzenith Holdings Inc. or StartEngine Crowdfunding, Inc. and (ii) whether any consideration was exchanged by either StartEngine Crowdfunding. Inc. or Cityzenith Holdings Inc. for participation in StartEngine Owner's Bonus Program.

9.   Please clarify that all of the "perks" other than the StartEngine Owners Bonus are based upon investment amounts in the Cityzenith offering.

Audited Financial Statements
Note 2 - Summary of Significant Accounting Policies, page F-8

10.   We note your response to prior comment 13. Your disclosures on page F-10 continue to suggest that you have not yet adopted ASC 606. If true, please refer to ASC 606-10-65 and tell us why you did not adopt ASC 606 as of January 1, 2019. If you have adopted ASC 606, please revise to provide the applicable disclosures described in ASC 606-10-50.

11.   We note that you purchased $214,500 of property and equipment during 2019. Please revise to provide the disclosures required by ASC 360-10-50. Please also revise your MD&A on page 30 to provide the reasons for the decline in your depreciation expense during 2019 compared to 2018.

Signatures, page 53

12.   In response to prior comment 16, you state that Michael Jansen is principal accounting officer and has executed the amended offering circular in that capacity . Please revise the signature page to indicate all capacities in which he is signing the offering circular so that it is clear that the offering circular has been signed by the principal financial officer and principal accounting officer.

Exhibits

13.   Please file a legal opinion that addresses all the securities covered by the offering statement. In this regard we note the legal opinion only opines on $20,000,00 in common stock.

General

14.   We note your response to prior comment 17. It appears Section 7 of your Subscription agreement identifies California as the exclusive forum for disputes. Please reconcile this disclosure with the disclosure in your risk factor on page 12 that states that "[t]he Subscription Agreement for this Offering requires investors to consent to the jurisdiction of the state or federal courts located within the State of Illinois." In addition, please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your offering circular to state that there is uncertainty as to whether a court would enforce

such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

You may contact Lisa Etheredge, Senior Staff Accountant, at (202) 551-3424 or Robert Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Derby, Staff Attorney, at (202) 551-3334 or Kathleen Krebs, Special Counsel, at (202) 551-3350 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology